FREE WRITING PROSPECTUS

Filed pursuant to Rule 433

Registration Statement No. 333-216190

Relating to the Preliminary Prospectus Supplement dated March 26, 2018

March 28, 2018

PRICING TERM SHEET

LANDMARK INFRASTRUCTURE PARTNERS LP

Series C Floating-to-Fixed Rate Cumulative Perpetual Redeemable Convertible Preferred Units

(Liquidation Preference $25.00 per Series C Preferred Unit)

Issuer:	Landmark Infrastructure Partners LP (the “Partnership” or the “Issuer”)

Securities Offered:	Series C Floating-to-Fixed Rate Cumulative Perpetual Redeemable Convertible Preferred Units representing limited partner interests in the Partnership (the “Series C Preferred Units”).

Number of Units:	2,000,000 Series C Preferred Units.

Number of Option Units:	300,000 Series C Preferred Units.

Public Offering Price:	$25.00 per Series C Preferred Unit; $50,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Underwriting Discounts:	$1.00 per Series C Preferred Unit; $2,000,000 total (assuming no exercise of the underwriters’ option to purchase additional units).

Term:	Perpetual

Ratings:	The Series C Preferred Units will not be rated.

Trade Date:	March 28, 2018

Settlement Date:	April 2, 2018 (T+2)

Use of Proceeds:	The Issuer intends to use net proceeds from the offering of approximately $47.5 million (or $54.7 million if the underwriters exercise their option to purchase additional Series C Preferred Units in full), after deducting the underwriters’ discounts and estimated offering expenses, to repay indebtedness under our revolving credit facility.

Liquidation Preference:	$25.00 per Series C Preferred Unit, plus accumulated and unpaid distributions.

Distribution Rate:	Distributions for the Series C Preferred Units will accrue from, and including the date of original issuance, to, but excluding, May 15, 2025, at an annual rate equal to the greater of (i) 7.00% per annum and (ii) the sum of (a) the three-month London Interbank Offered Rate (“LIBOR”) as calculated on each applicable date of determination and (b) 4.698% per annum, based on the $25.00 liquidation preference per Series C Preferred Unit. On and after May 15, 2025, distributions on the Series C Preferred Units will accrue at 9.00% per annum of the $25.000 liquidation preference per Series C Preferred Unit (equal to $2.25 per Series C Preferred Unit per annum).

Distribution Payment Dates:	The “Distribution Payment Dates” for the Series C Preferred Units will be the 15th day of February, May, August and November of each year. The prorated initial distribution on the Series C Preferred Units will be paid on May 15, 2018 in an amount equal to $0.2090 per Series C Preferred Unit. If any Distribution Payment Date otherwise would fall on a day that is not a Business Day (as defined in the Issuer’s partnership agreement), declared distributions will be paid on the immediately succeeding Business Day without the accumulation of additional distributions.

Optional Redemption by the Partnership:	The Partnership shall have the option to redeem the Series C Preferred Units, in whole or in part, on or after May 20, 2025 at the liquidation preference of $25.00 per Series C Preferred Unit, plus an amount equal to all accumulated and unpaid distributions thereon to the date of redemption, whether or not declared.

Redemption at the Option of the Holder:

On May 15, 2025, on May 15, 2028 (the “ten-year anniversary date”), and on each subsequent five-year anniversary date after the ten-year anniversary date (each such date, a “designated redemption date”), each holder of Series C Preferred Units shall have the right (a “redemption right”) to require us to redeem any or all of the Series C Preferred Units held by such holder outstanding on such designated redemption date, in each case to the extent not prohibited by law and out of funds legally available for such payment, at a redemption price per Series C Preferred Unit equal to the liquidation preference of $25.00 per Series C Preferred Unit, plus all accrued and unpaid distributions to, but not including, the designated redemption date (the “put redemption price”).

We will pay the put redemption price in cash, except to the extent we publish notice in the form of a press release described below on or prior to 60 calendar days prior to such designated redemption date electing to make all or any portion of such payment in our common units. If we elect to make any such payment, or any portion thereof, in our common units, such common units shall be valued for such purpose at 95% of the redemption value (as defined herein). As a result, if we elect to pay the put redemption price by issuing common units, we will issue a number of common units per Series C Preferred Unit redeemed equal to: (i) the put redemption price divided by (ii) 95% of the redemption value. “Redemption value” means the average of the daily volume weighted average price of our common units for each day during a twenty consecutive trading day period ending immediately prior to the second trading day immediately prior to the designated redemption date.

Notwithstanding the foregoing, in no event will the number of common units delivered in connection with the put redemption price exceed the put redemption price divided by the greater of (i) 30% of the initial price, subject to adjustment in a manner inversely proportional to any dilution adjustments to the conversion rate as described under “Description of Series C Preferred Units—Conversion Rate Adjustments,” and (ii) 95% of the redemption value. The “initial price” shall mean $16.70, which represents the last sales price of our common units on the NASDAQ on March 27, 2018. To the extent that the put redemption price exceeds the product of the number of common units delivered in respect of the put redemption price and 95% of the redemption value, we will pay such excess in cash, subject to the provisions in the next paragraph.

In the event we do not redeem the Series C Preferred Units on the designated redemption date (the “target redemption date”) of holders properly electing to redeem such Series C Preferred Units in the manner described herein (whether in cash or by delivery of our common units, or a combination of cash and our common units), then we will increase the per annum distribution rate on all outstanding Series C Preferred Units by an additional 3.00% per annum, to 12.00%, accruing daily from the target redemption date until the put redemption price, plus all unpaid distributions accrued pursuant to this sentence, whether or not declared, thereon, are paid in full in respect of all such Series C Preferred Units.

Common Units:	The Issuer’s common units (“Common Units”) are listed on The NASDAQ Global Market (“NASDAQ”) under the symbol “LMRK.”

Initial Conversion Rate:	1.3017 Common Units per Series C Preferred Unit (which is equivalent to an initial conversion price of approximately $19.21 per Common Unit), subject to adjustments.

Conversion Rights:	Holders may convert some or all of their outstanding shares of Series C Preferred Units at the initial conversion rate (subject to adjustment).

Special Conversion Right Upon a Fundamental Change:	In the event of a fundamental change, holders may convert some or all of their Series C Preferred Units into the greater of (i) a number of Common Units at the then-applicable conversion rate plus a make-whole premium, if any, as calculated and described under “Description of Series C Preferred Units—Determination of make-whole premium;” in the Preliminary Prospectus Supplement, dated March 26, 2018, and (ii) a number of Common Units equal to the lesser of (a) the liquidation preference divided by the Market Value (as defined in such Preliminary Prospectus Supplement) of the Common Units on the effective date of such fundamental change and (b) 11.13 (subject to adjustment).

Fundamental Change Optional Redemption:	If a holder of Series C Preferred Unit chooses not to exercise its special conversion right in connection with a fundamental change as described above, the Issuer will have the option to redeem the Series C Preferred Units, in whole but not in part, within 90 days after the last day of the related fundamental change conversion period for cash at $25.00 per Series C Preferred Unit, plus accumulated and unpaid distributions (whether or not earned or declared) to, but not including, the redemption date.

Adjustment to Conversion Rate upon a Make-Whole Adjustment Event:

The following table sets forth the unit price paid, or deemed paid, per Common Unit in a transaction that constitutes the fundamental change, the effective date and the make-whole premium (expressed as the number of additional Common Units that will be added to the conversion rate) to be paid upon a conversion in connection with a fundamental change:

	Unit Price
Effective Date	$16.70	$17.00	$18.00	$19.00	$19.21	$20.00	$21.00	$22.00	$23.00	$24.00	$25.00	$27.50	$30.00
April 2, 2018	0.1953	0.1831	0.1475	0.1190	0.1185	0.0949	0.0756	0.0598	0.0470	0.0365	0.0279	0.0131	0.0048
April 2, 2019	0.1953	0.1831	0.1475	0.1190	0.1185	0.0949	0.0756	0.0598	0.0470	0.0365	0.0279	0.0131	0.0048
April 2, 2020	0.1953	0.1831	0.1475	0.1190	0.1185	0.0949	0.0756	0.0598	0.0470	0.0365	0.0279	0.0131	0.0048
April 2, 2021	0.1953	0.1831	0.1475	0.1190	0.1185	0.0949	0.0756	0.0598	0.0470	0.0365	0.0279	0.0131	0.0048
April 2, 2022	0.1953	0.1831	0.1475	0.1190	0.1185	0.0949	0.0756	0.0598	0.0470	0.0364	0.0275	0.0126	0.0048
April 2, 2023	0.1953	0.1831	0.1475	0.1190	0.1185	0.0939	0.0710	0.0531	0.0393	0.0287	0.0206	0.0081	0.0024
April 2, 2024	0.1953	0.1831	0.1430	0.1037	0.1030	0.0729	0.0507	0.0345	0.0229	0.0149	0.0093	0.0022	0.0002
May 20, 2025 or thereafter	0.1953	0.1688	0.0871	0.0154	0.0140	—	—	—	—	—	—	—	—

The exact unit price and effective date may not be set forth on the table, in which case:

•	if the unit price is between two unit prices on the table or the effective date is between two effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower unit prices and the two effective dates, as applicable, based on a 365-day year;

•	if the unit price is in excess of $30.00 per unit (subject to adjustment in the same manner as the unit price), no make-whole premium will be paid; and

•	if the unit price is less than or equal to $16.70 per unit (subject to adjustment in the same manner as the unit price), no make-whole premium will be paid.

In any event, the maximum conversion rate will not exceed 1.4970.

CUSIP/ISIN:	51508J405 / US51508J4058

Joint Book-Running Managers:	Raymond James & Associates, Inc. UBS Securities LLC

Joint Lead Managers:	B. Riley FBR, Inc. Janney Montgomery Scott LLC

Listing:	The Issuer intends to file an application to list the Series C Preferred Units on the NASDAQ under the symbol “LMRKN.” If the application is approved, trading of the Series C Preferred Units on the NASDAQ is expected to commence within 30 days after their original issue date.

All information (including financial information) presented in the Preliminary Prospectus is deemed to have changed to the extent affected by the changes described herein.

This communication is intended for the sole use of the person to whom it is provided by us. This communication does not constitute an offer to sell the units and is not soliciting an offer to buy the units in any jurisdiction where the offer or sale is not permitted.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriters or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Raymond James & Associates, Inc. at (800) 248-8863 or via email at prospectus@raymondjames.com or UBS Securities LLC at (888) 827-7275 or via email at ol-prospectusrequest@ubs.com.

ANY DISCLAIMER OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED, SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.